Schedule 13G
                     First United Bank & Trust


Item 1(a)	Name of Issuer:

		First United Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

		19 South Second Street
		Oakland, Maryland 21550

Item 2(a)	Name of Person Filing:

		First United Bank & Trust

Item 2(b)	Address of Principal Business Office or if none, Residence:

		19 South Second Street
		Oakland, Maryland 21550

Item 2(c)	Citizenship:

		Bank

Item 2(d)	Title of Class of Securities:

		Common Stock, par value $.01 per share

Item 2(e)	CUSIP Number:

		33741H107

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
		check whether the person filing is a:

		(a)	[  ]	Broker or Dealer registered under Section 15 of the Act

		(b)	[X]	Bank as defined in Section 3(a) (6) of the Act

(c)       [  ]	Insurance Company as defined in Section 3(a) (19) of the Act


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(d)       [  ]	Investment Company registered under Section 8 of the
	Investment Company Act

(e)       [  ]	Investment Adviser registered under Section 203 of the
	Investment Advisers Act of 1940

(f)       [  ]	Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see 240.13d-a(b)(1)(ii)(F)

(g)       [  ]	Parent Holding Company, in accordance with
				240.13d-1(b)(ii)(G)     (Note: See Item 7)

		(h)	[  ]	Group, in accordance with 240.13d-1(b)(1)(ii)(H)


Item 4		Ownership:

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-a(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

(a) Amount Beneficially Owned:

656,330 Shares

(b) Percent of Class:

10.66%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote
656,330 Shares
(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of 618,465 Shares
(iv) shared power to dispose or to direct the disposition of



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Item 5		Ownership of Five Percent or Less of a Class

		Not Applicable

Item 6		Ownership of More than Five Percent on Behalf of Another Person